Exhibit 99.1

PRESS RELEASE

Affimed Provides Updated Clinical Data from Phase 1/2 Study of

AFM13 Precomplexed with Cord Blood-Derived NK Cells

at the ASH 2022 Annual Meeting

•	AFM13 in combination with NK cells shows very high overall and complete response rates in 41 heavily pre-treated CD30-positive Hodgkin lymphoma (HL) and Non-Hodgkin lymphoma (NHL) patients

•	Patients had a median of seven prior lines of treatment; of note, all patients failed to demonstrate objective response to immediate prior line of therapy

•	31 Hodgkin lymphoma patients treated at the recommended phase 2 dose (RP2D) showed an objective response rate (ORR) of 97% and a complete response (CR) rate of 77%

•	Three of four NHL patients treated at the RP2D achieved an objective response, including one CR

•	63% of patients treated at the RP2D with at least 6 months follow-up after initial infusion (n=24) remain in complete response for at least 6 months

•	Treatment continues to be well tolerated; no instances of cytokine release syndrome, immune effector cell-associated neurotoxicity or graft versus host disease observed

•	Affimed to host investor event and webcast today at 4:00 p.m. CST / 5:00 p.m. EST to discuss the development plan for AFM13

Heidelberg, Germany, December 10, 2022 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today provided a data update from the ongoing phase 1/2 study of the Company’s lead innate cell engager (ICE®) AFM13 precomplexed with cord blood-derived natural killer (cbNK) cells in patients with CD30-positive relapsed or refractory Hodgkin and Non-Hodgkin lymphomas. The results are being presented today at the 64th American Society of Hematology (ASH) Annual Meeting by principal investigator Yago Nieto, M.D., Ph.D., Professor of Stem Cell Transplantation and Cellular Therapy at The University of Texas MD Anderson Cancer Center. Results from the study continue to demonstrate high objective and complete response rates with a well-tolerated safety profile.

In 31 patients with Hodgkin lymphoma treated at the RP2D, an ORR of 97% and a CR rate of 77% were observed. In four non-Hodgkin lymphoma patients treated at the RP2D, three objective responses, including one CR in a patient with peripheral T-cell lymphoma, were observed. Across all 35 patients treated at the RP2D, a 94% ORR and a CR rate of 71% were observed.

“It’s impressive that we continue to see these response rates in a patient population that has exhausted all other treatment options. As a physician, when I consider that all patients in this study did not respond to their previous line of treatment, these results are especially meaningful,” said Dr. Andreas Harstrick, Chief Medical Officer at Affimed.

Duration of response (DOR) continues to be monitored, and key observations as of the cutoff date include:

•	63% of patients with at least 6 months follow-up after initial infusion (n=24) remain in CR for at least 6 months

•	18 of 33 responders at the RP2D remain in response as of the cutoff date, including 17 of 25 patients with a CR

•	Five patients treated at the RP2D had their response consolidated with a stem cell transplant

The treatment continues to be well tolerated in the larger patient population, with minimal side effects beyond the expected myelosuppression from the preceding lymphodepleting chemotherapy. No instances of cytokine release syndrome, immune effector cell-associated neurotoxicity syndrome, or graft versus host disease were observed. There were 20 infusion-related reactions in 294 infusions (6.8%) of AFM13 alone and one infusion-related reaction in 99 infusions (1%) of the cord blood-derived NK cells precomplexed with AFM13. No dose-limiting toxicities were encountered.

“These data further confirm that combining our AFM13 innate cell engager with cord blood-derived natural killer cells has the potential to provide a truly transformative treatment for patients with limited therapeutic options,” commented Dr. Adi Hoess, Chief Executive Officer at Affimed. “Our focus and commitment together with our new partner Artiva is expected to bring AFM13 in combination with NK cells to the market as quickly as possible for the benefit of patients with CD30-positive lymphomas.”

AFM13, a bispecific tetravalent ICE® molecule, is designed for high affinity binding, both to CD16A on NK cells and macrophages, and to CD30 on lymphoma cells.

Oral Presentation Details

Title: Innate Cell Engager AFM13 Combined with Preactivated and Expanded Cord Blood-Derived NK Cells for Patients with Double Refractory CD30+ Lymphoma

Session: Cellular Immunotherapies: Early Phase and Investigational Therapies: Lymphoma

Presentation Date & Time: Saturday, December 10, 2022, 1:15 p.m. CST

Location: Ernest N. Morial Convention Center, La Nouvelle Orleans Ballroom AB

Investor Event, Conference Call and Webcast Information

Affimed will host an investor event to review AFM13 clinical data and development plans in CD30-expressing malignancies. The investor event will take place in-person and virtually and a webcast of the event will be available in the “Webcasts” section on the “Investors” page of Affimed’s website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the event via phone, please dial +1 (929) 205-6099 for U.S. callers, or +44 (203) 481-5240 for international callers, and reference meeting ID 847 4106 6227 approximately 15 minutes prior to the call. To reserve your place in the live event, please contact Alex Fudukidis via e-mail at a.fudukidis@affimed.com.

A replay of the webcast/call will be archived on Affimed’s website for 30 days after the call.

About the AFM13-104 Phase 1/2 Study

The University of Texas MD Anderson Cancer Center is studying AFM13 in an investigator-sponsored phase 1/2 trial in combination with cord blood-derived allogeneic NK cells in patients with recurrent or refractory CD30-positive lymphomas. The study is a dose-escalation trial of precomplexed NK cells, followed by an expansion phase recruiting up to 40 patients with r/r CD30 positive lymphomas at the RP2D of 1×108 NK cells/kg. Each treatment cycle consists of lymphodepleting chemotherapy with fludarabine (30 mg/m² per day) and cyclophosphamide (300 mg/m² per day) followed two days later by a single infusion of cytokine-preactivated and expanded cord blood-derived NK cells that are pre-complexed with AFM13. Three weekly infusions of AFM13 (200 mg) monotherapy are subsequently administered and responses are assessed by the investigator on day 28 by FDG-PET.

MD Anderson has an institutional financial conflict of interest with Affimed related to this research and has therefore implemented an Institutional Conflict of Interest Management and Monitoring Plan. Additional information about the study can be found at www.clinicaltrials.gov (NCT04074746).

As of the cut-off date, 41 patients with relapsed or refractory CD30-positive Hodgkin and Non-Hodgkin lymphoma were treated in the study, all of whom were evaluable for response. The patients treated in the study have received a median of seven prior lines of therapy. After the first 13 patients treated at the RP2D, the protocol was amended to allow patients to receive up to 4 cycles, whereas previously patients were only eligible for 2 cycles.

About AFM13

AFM13 is a first-in-class innate cell engager (ICE®) that uniquely activates the innate immune system to destroy CD30-positive hematologic tumors. AFM13 induces specific and selective killing of CD30-positive tumor cells, leveraging the power of the innate immune system by engaging and activating natural killer (NK) cells and macrophages. AFM13 is Affimed’s most advanced ICE® clinical program and is currently being evaluated as a monotherapy in a registration-directed trial in patients with relapsed/refractory peripheral T-cell lymphoma (REDIRECT). Additional details can be found at www.clinicaltrials.gov (NCT04101331).

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the trends that may affect the industry or the Company, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com

Tel: +1 (484) 888-8195